As confidentially submitted to the Securities and Exchange Commission on July 30, 2025. This draft registration statement has not been filed publicly with the Securities and
Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Bionano Genomics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3826	26-1756290
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Bionano Genomics, Inc.
9540 Towne Centre Drive, Suite 100
San Diego, California 92121
(858) 888-7600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
R. Erik Holmlin, Ph.D.
President and Chief Executive Officer
Bionano Genomics, Inc.
9540 Towne Centre Drive, Suite 100
San Diego, California 92121
(858) 888-7600
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Rakesh Gopalan
David S. Wolpa
Troutman Pepper Locke LLP
301 S. College Street, Suite 3400
Charlotte, NC 28202
(704) 998-4050
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2025

Up to    Shares of Common Stock
Up to    Pre-Funded Warrants to Purchase up to    Shares of Common Stock
Up to    Series E Warrants to Purchase up to    Shares of Common Stock
Up to    Series F Warrants to Purchase up to    Shares of Common Stock
Up to    Shares of Common Stock Issuable Upon Exercise of the
Pre-Funded Warrants, Series E Warrants and Series F Warrants
We are offering up to    shares of common stock, par value $0.0001 per share (“common stock”), together with Series E warrants to purchase up to    shares of common stock (the “Series E Warrants”) and Series F warrants to purchase up to    shares of common stock (the “Series F Warrants”, and together with the Series E Warrants, the “Warrants”) at an assumed combined public offering price of $   per share and accompanying Warrants, which is equal to the closing price per share of our common stock on the Nasdaq Capital Market on   , 2025 pursuant to this prospectus. The shares of common stock and Warrants will be separately issued, but must be purchased together in this offering. Each share of common stock is being sold together with one Series E Warrant to purchase one share of common stock and one Series F Warrant to purchase one share of common stock. Each Warrant will have an assumed exercise price of $   per share (representing 100% of the combined price at which a share of common stock and accompanying Warrants are sold to the public in this offering) and will be exercisable beginning on the effective date of stockholder approval of the issuance of the shares upon exercise of the Warrants (“Warrant Stockholder Approval”); provided, however, if the Pricing Conditions (as defined below) are met, the Warrant Stockholder Approval will not be required and the Warrants will be exercisable upon issuance (the “Initial Exercise Date”). The Series E Warrants will expire on the   -year anniversary of the Initial Exercise Date. The Series F Warrants will expire on the   -month anniversary of the Initial Exercise Date. As used herein, “Pricing Conditions” means that the combined public offering price per share and accompanying Warrants is such that Warrant Stockholder Approval is not required under the rules of The Nasdaq Stock Market LLC (“Nasdaq”) because either (i) the offering is an at-the-market offering under Nasdaq rules and such price equals or exceeds the sum of (a) the applicable “Minimum Price” per share under Nasdaq Rule 5635(d) plus (b) $0.125 per whole share of common stock underlying the Warrants or (ii) the offering is a discounted offering where the pricing and discount (including attributing a value of $0.125 per whole share underlying the Warrants) meet the pricing requirements under Nasdaq’s rules.
We are also offering up to    pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of    shares of common stock to those purchasers whose purchase of shares of common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock following the consummation of this offering in lieu of the shares of our common stock that would result in ownership in excess of 4.99% (or, at the election of the purchaser, 9.99%). Each Pre-Funded Warrant will be exercisable for one share of common stock at an exercise price of $0.0001 per share. Each Pre-Funded Warrant is being issued together with the same Warrants described above being issued with each share of common stock. The assumed combined public offering price for each such Pre-Funded Warrant, together with the accompanying Warrants, is $   , which is equal to the closing price of our common stock on the Nasdaq Capital Market on   , 2025, less the $0.0001 per share exercise price of each such Pre-Funded Warrant. Each Pre-Funded Warrant will be exercisable upon issuance and will expire when exercised in full. The Pre-Funded Warrants and accompanying Warrants are immediately separable and will be issued separately in this offering, but must be purchased together in this offering. For each Pre-Funded Warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis. This offering also relates to the shares of common stock issuable upon the exercise of the Warrants and the Pre-Funded Warrants.
This offering will terminate on   , unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this offering. The combined public offering price per share (or Pre-Funded Warrant) and accompanying Warrants will be fixed for the duration of this offering.
We have engaged   (the “placement agent”) to act as our exclusive placement agent in connection with this offering. The placement agent has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The placement agent is not purchasing or selling any of the securities we are offering, and the placement agent is not required to arrange the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay to the placement agent the placement agent fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum offering requirement. We will bear all costs associated with the offering. See “Plan of Distribution” on page 20 of this prospectus for more information regarding these arrangements.
Our common stock is currently listed on the Nasdaq Capital Market under the symbol “BNGO.” On   , 2025, the closing price of our common stock on the Nasdaq Capital Market was $   per share. All share, Warrant and Pre-Funded Warrant numbers are based on an assumed combined public offering price of $   per share and accompanying Warrants and $   per Pre-Funded Warrant and accompanying Warrants. There is no established public trading market for the Pre-Funded Warrants or Warrants that are part of this offering, and we do not expect a market to develop. We do not intend to apply for listing of the Pre-Funded Warrants or Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants and Warrants will be limited.
Certain information in this prospectus is based on an assumed combined public offering price of $   per share and accompanying Warrants, the last reported sale price of our common stock on the Nasdaq Capital Market on   , 2025 (or assumed combined public offering price of $   per Pre-Funded Warrant and accompanying Warrants). The actual combined public offering price per share and accompanying Warrants and the actual combined public offering price per Pre-Funded Warrant and accompanying Warrants, as the case may be, will be determined between us, the placement agent and investors in this offering based on market conditions at the time of pricing and may be at a discount to the current market price of our common stock. Therefore, the recent market price used throughout this prospectus may not be indicative of the final offering price.
You should read this prospectus, together with additional information described under the headings “Information Incorporated by Reference” and “Where You Can Find More Information,” carefully before you invest in any of our securities.
We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities. See “Prospectus Summary — Implications of Being a Smaller Reporting Company.”
Investing in our securities involves a high degree of risk. See the section titled “Risk Factors” beginning on page 6 of this prospectus and in the documents incorporated by reference into this prospectus for a discussion of risks that should be considered in connection with an investment in our securities.

	Per Share and Accompanying Warrants	Per Pre- Funded Warrant and Accompanying Warrants	Total
Combined public offering price	$	$	$
Placement agent fees(1)	$	$	$
Proceeds to us, before expenses(2)	$	$	$

(1)
We have agreed to pay the placement agent a cash fee equal to   %. We have also agreed to pay the placement agent a management fee of   % of the aggregate gross proceeds raised in this offering and to reimburse the placement agent for certain of its offering related expenses, including reimbursement for non-accountable expenses in an amount up to $  , legal fees and expenses and other out-of-pocket expenses in the amount of up to $  , and for its clearing expenses in the amount of $  . For a description of compensation to be received by the placement agent, see “Plan of Distribution” for more information.

(2)
Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. The amount of the proceeds to us presented in this table does not give effect to any exercise of the Warrants or the Pre-Funded Warrants offered hereby. For more information, see “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Delivery of the securities offered hereby to the purchasers is expected to be made on or about   , 2025, subject to the satisfaction of customary closing conditions.
The date of this prospectus is   , 2025.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
i

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
ABOUT THIS PROSPECTUS
We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Information Incorporated by Reference,” before deciding to invest in our securities.
We have not, and the placement agent has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.
The information incorporated by reference or provided in this prospectus contains statistical data and estimates, including those relating to market size and competitive position of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.
For investors outside the United States: We have not, and the placement agent has not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.
Unless otherwise mentioned or unless the context indicates otherwise, all references in this prospectus to “Bionano,” “the Company,” “we,” “us,” “our” and similar references refer to Bionano Genomics, Inc. and its subsidiaries or, as the context may require, Bionano Genomics, Inc. only. “Bionano Laboratories,” “BioDiscovery” and “Purigen” refer to our wholly owned subsidiaries, Lineagen, Inc. (doing business as Bionano Laboratories), BioDiscovery, LLC and Purigen Biosystems, Inc., respectively.
Our design logo, “Bionano,” and our other registered and common law trade names, trademarks and service marks are the property of Bionano Genomics, Inc. The trademarks, trade names and service marks appearing in this prospectus and the information incorporated by reference into this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus and the information incorporated by reference into this prospectus, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies or products.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
Except for historical information, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “can,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “seek,” “estimate,” “continue,” “plan,” “point to,” “project,” “predict,” “could,” “intend,” “target,” “will,” “potential” and other similar words and expressions of the future.
There are a number of important factors that could cause the actual results to differ materially from those expressed in any forward-looking statement made by us. These factors include, but are not limited to:
•	our ability to improve our margins, extend our cash runway and reach a potential pathway to profitability;
•
our ability to continue as a going concern within 12 months of the filing of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, which requires us to manage costs and obtain significant additional financing to fund our strategic plans and commercialization efforts;

•	our ability to execute on our strategy and achieve our objectives;
•	the impact and utility of our cost savings initiative and our recent financing;
•	our ability to continue to drive OGM (as defined below) adoption by potential customers for routine use in genomic analysis;
•	the impact, or lack thereof, of Category I CPT codes to accelerate or increase the adoption of OGM;
•	continued research, presentations and publications involving OGM and its utility compared to traditional cytogenetics and our technologies;
•	the impact of our Stratys™ system and VIA™ software to increase throughput and simplify analysis of OGM data;
•	our ability to drive adoption of OGM and our technology solutions;
•	our ability to further deploy new products and applications for our technology platforms;
•	our expectations and beliefs regarding future growth of the business and the markets in which we operate;
•	our ability to consummate any strategic alternatives including the risk that if we fail to obtain additional financing we may seek relief under applicable insolvency laws;
•	the size and growth potential of the markets for our products, and our ability to serve those markets;
•	the rate and degree of market acceptance of our products;
•	our ability to manage the growth of our business and integrate acquired businesses;
•	our ability to expand our commercial organization to address effectively existing and new markets that we intend to target;
•	the impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;
•	our ability to compete effectively in a competitive industry;
•	the introduction of competitive technologies or improvements in existing technologies and the success of any such technologies;
•	the performance of our third-party contract sales organizations, suppliers and manufacturers;
•	our ability to attract and retain key scientific or management personnel;

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
•	the accuracy of our estimates regarding expenses, future revenues, reimbursement rates, capital requirements and needs for additional financing;
•
the impact of adverse geopolitical and macroeconomic developments, such as recent and future bank failures, the ongoing conflicts between Ukraine and Russia and in the Middle East, and related sanctions, regional or global pandemics, inflation, increased cost of goods, supply chain issues, and global financial market conditions; on our business and operations, as well as the business or operations of our suppliers, customers, manufacturers, research partners and other third parties with whom we conduct business and our expectations with respect to the duration of such impacts and the resulting effects on our business;

•	our ability to realize the anticipated benefits and synergies of our prior and any future acquisitions or other strategic transactions;
•	our ability to attract collaborators and strategic partnerships; and
•	other factors discussed in our most recent Annual Report on Form 10-K and any other subsequent filings we make with the SEC.
The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with that may cause our actual results to differ from those anticipated in such forward-looking statements. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. You should review the factors and risks and other information we describe in the reports we will file from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this prospectus.
All forward-looking statements are expressly qualified in their entirety by this cautionary note. You are cautioned to not place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference into this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We have no obligation, and expressly disclaims any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise. We have expressed our expectations, beliefs and projections in good faith and believe they have a reasonable basis. However, we cannot assure you that our expectations, beliefs or projections will result or be achieved or accomplished.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
PROSPECTUS SUMMARY
This summary highlights information about our company, this offering and information contained in greater detail in other parts of this prospectus or incorporated by reference into this prospectus from our filings with the SEC listed in the section titled “Information Incorporated by Reference.” Because it is only a summary, it does not contain all of the information that you should consider before purchasing our securities in this offering, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere or incorporated by reference into this prospectus. You should read the entire prospectus, the registration statement of which this prospectus is a part, and the information incorporated by reference into this prospectus in their entirety, including the “Risk Factors” and our financial statements and the related notes incorporated by reference into this prospectus, before purchasing our securities in this offering. Except as otherwise indicated herein or as the context otherwise requires, all references in this prospectus to “Bionano,” “the Company,” “we,” “us,” “our” and similar references refer to Bionano Genomics, Inc. and its subsidiaries or, as the context may require, Bionano Genomics, Inc. only. “Bionano Laboratories,” “BioDiscovery” and “Purigen” refer to our wholly owned subsidiaries, Lineagen, Inc. (doing business as Bionano Laboratories), BioDiscovery, LLC and Purigen Biosystems, Inc., respectively.
Corporate Overview
We are a provider of genome analysis solutions that can enable researchers and clinicians to reveal answers to challenging questions in biology and medicine. Our mission is to transform the way the world sees the genome through optical genome mapping (“OGM”) solutions, diagnostic services and software. We offer OGM solutions for applications across basic, translational and clinical research, and for other applications including bioprocessing. We offer a platform-agnostic software solution, which integrates next-generation sequencing, microarray and OGM data designed to provide analysis, visualization, interpretation and reporting of copy number variants, single-nucleotide variants and absence of heterozygosity across the genome in one consolidated view. The Company also offers nucleic acid extraction and purification solutions using proprietary isotachophoresis ITP technology. Through our Bionano Laboratories business, we also provide OGM-based diagnostic testing services.
We market and sell OGM systems, including the Saphyr® system and the Stratys™ system, which deliver OGM data to enable ultra-sensitive and ultra-specific detection of all classes of structural variation (“SV”). These systems are used to identify structural changes in chromosomes, the study of which is known as cytogenetics, and to accelerate the search for answers in genetic disease and cancer applications as well as in applications for cell and gene therapy. The systems are comprised of an instrument, chip consumables, reagents and software containing a suite of data analysis and visualization tools. OGM has been shown to outperform the current gold standard cytogenetic methods including karyotyping, fluorescence in-situ hybridization (“FISH”), Southern blot and chromosomal microarray (“CMA”), for the detection of SVs. OGM has also been shown to identify structural changes in chromosomes that cannot be identified using current commercially available gene sequencing solutions.
We market and sell the Ionic® Purification system, which is able to deliver high quality DNA in a more natural, native form and with fewer contaminants when compared to other isolation and purification solutions. The Ionic® Purification system is used to extract, purify, and concentrate DNA or RNA from a variety of sample types, and is comprised of an instrument, consumables, and reagents.
We market and sell the VIA™ software which delivers genomic data interpretation solutions tailored for research use in cytogenomics and molecular pathology labs in genetic disease and cancer research markets, with an emphasis on SV. This industry leading, platform agnostic software solution is designed to provide analysis, visualization, interpretation and reporting of SVs, single-nucleotide variants and absence of heterozygosity across the genome in one consolidated view. Our software currently enables analysis of OGM, next-generation sequencing (“NGS”) and microarray data. We believe the integration of OGM with data types common in the industry, such as Variant Call Format (“VCF”), and Binary Alignment Map (“BAM”), into the VIA software should accelerate and broaden our position in digital cytogenetics and comprehensive genome analysis by enabling us to simplify the assessment of clinically relevant variants in cytogenomics applications, potentially reducing interpretation time per sample and expanding our reach into the discovery and translational research markets through the combination of OGM and NGS.
Our Bionano Laboratories business has developed and provides several OGM-based laboratory developed tests (“LDTs”) for facioscapulohumeral muscular dystrophy type 1 (“FSHD1”), which is a progressive disorder that primarily affects the muscles of the face, shoulder blades (scapula), upper arms, and lower legs, for detecting SVs in individuals with hematologic malignancies, and for detecting SVs in pre- and post-natal samples, through its

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
OGM-Dx™ testing services. During 2024, Bionano Laboratories phased out the offering of certain testing services for individuals demonstrating clinical presentations consistent with neurodevelopmental disorders (“NDDs”), including autism spectrum disorders (“ASDs”) and other disorders of childhood development.
Bionano Laboratories also provides laboratory services to clinicians, scientists, pharmaceutical companies, and others who are seeking to incorporate OGM into their genomics research without the need to bring one of our OGM systems in house. Laboratory services for OGM are performed in our laboratory facilities in San Diego, California and at partner laboratories in the United States and Europe, and serve as solutions for researchers and clinicians who would like to use OGM for various applications in genomics but have yet to acquire an OGM system.
We believe we have transformed our business from an instrument company to a provider of a full suite of genomic solutions. We expanded into molecular genetic clinical testing services through our August 2020 acquisition of Lineagen. We furthered our transformation through the expansion into software solutions, made possible by our October 2021 acquisition of BioDiscovery and continued with our November 2022 acquisition of Purigen bringing their leading nucleic acid isolation and purification technology to Bionano. We believe that these acquisitions, along with internal investments in research and development and the build out of our commercial teams, have positioned us well to provide solutions to our customers that we believe will make OGM the standard cytogenetic technique for structural variant analysis.
Implications of Being a Smaller Reporting Company
We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of our shares of common stock held by non-affiliates does not equal or exceed $250.0 million as of the prior June 30th, or (2) our annual revenues did not equal or exceed $100.0 million during such completed fiscal year and the market value of our shares of common stock held by non-affiliates did not equal or exceed $700.0 million as of the prior June 30th. To the extent we take advantage of any reduced disclosure obligations, it may make comparison of our financial statements with other public companies difficult or impossible.
Corporate Information
We were formed in January 2003 as BioNanomatrix LLC, a Delaware limited liability company. In August 2007, we became BioNanomatrix Inc., a Delaware corporation. In October 2011, we changed our name to BioNano Genomics, Inc., and in July 2018, we changed our name to Bionano Genomics, Inc.
Our principal executive offices are located at 9540 Towne Centre Drive, Suite 100, San Diego, California 92121, and our telephone number is (858) 888-7600. Our website address is www.bionanogenomics.com, and we regularly post copies of our press releases as well as additional information about us on our website. Information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding whether to purchase our securities.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
THE OFFERING
Common Stock to be Offered
Up to     shares based on the sale of our common stock at an assumed combined public offering price of $    per share of common stock and accompanying Warrants, which was the closing price of our common stock on    , 2025, and assuming no sale of any Pre-Funded Warrants.
Pre-Funded Warrants to be Offered
We are also offering to certain purchasers whose purchase of shares of common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase, if such purchasers so choose, Pre-Funded Warrants to purchase shares of common stock, in lieu of shares of common stock that would otherwise result in any such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock. Each Pre-Funded Warrant will be exercisable for one share of our common stock. The purchase price of each Pre-Funded Warrant and accompanying Warrants will equal the price at which the share of common stock and accompanying Warrants are being sold to the public in this offering, minus $0.0001, and the exercise price of each Pre-Funded Warrant will be $0.0001 per share. The Pre-Funded Warrants will be exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. Purchasers of Pre-Funded Warrants will also receive accompanying Warrants as if such purchasers were buying shares of our common stock in this offering. This prospectus also relates to the offer and sale of the shares of common stock issuable upon exercise of the Pre-Funded Warrants sold in this offering.
For each Pre-Funded Warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis. Because we will issue accompanying Warrants for each share of our common stock and for each Pre-Funded Warrant to purchase one share of our common stock sold in this offering, the number of Warrants sold in this offering will not change as a result of a change in the mix of the shares of our common stock and Pre-Funded Warrants sold. See “Description of Securities – Pre-Funded Warrants” for additional information.
Warrants to be Offered
Each share of our common stock and each Pre-Funded Warrant to purchase one share of our common stock is being sold together with one Series E Warrant to purchase one share of our common stock and one Series F Warrant to purchase one share of our common stock.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Each Warrant will have an assumed exercise price of $    per share (representing 100% of the price at which a share of common stock and accompanying Warrants are sold to the public in this offering) and will be exercisable beginning on the effective date of Warrant Stockholder Approval; provided, however, that if the Pricing Conditions are met, the Warrants will be exercisable upon issuance. The Series E Warrants will expire on the    -year anniversary of the Initial Exercise Date. The Series F Warrants will expire on the    -month anniversary of the Initial Exercise Date.
The shares of common stock and the accompanying Warrants and the Pre-Funded Warrants and the accompanying Warrants, as the case may be, can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. This prospectus also relates to the offer and sale of the shares of common stock issuable upon exercise of the Warrants. See “Description of Securities — Warrants” for additional information.
Common Stock Outstanding Immediately Prior to this Offering(1)
4,115,695 shares of common stock.
Common Stock to be Outstanding Immediately After this Offering(1)
    shares of common stock (assuming we sell only shares of common stock and no Pre-Funded Warrants and assuming no exercise of the Warrants offered hereby).
Use of Proceeds
We estimate that the net proceeds from this offering will be approximately $    million, based on an assumed combined public offering price of $    per share of common stock and accompanying Warrants, which was the closing price of our common stock on the Nasdaq Capital Market on    , 2025, after deducting the placement agent fees and estimated offering expenses payable by us, and assuming we sell only shares of common stock and no Pre-Funded Warrants and excluding the proceeds, if any, from the exercise of the Warrants.
We currently intend to use the net proceeds from the offering for working capital and general corporate purposes. See “Use of Proceeds” for additional information.
Risk Factors
An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus and the other information included and incorporated by reference in this prospectus for a discussion of the risk factors you should carefully consider before deciding to invest in our securities.
National Securities Exchange Listing
Our common stock is listed on the Nasdaq Capital Market under the symbol “BNGO.”

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
There is no established public trading market for the Pre-Funded Warrants or Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-Funded Warrants or Warrants on Nasdaq or on any other national securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants and Warrants will be limited.
Best Efforts Offering
The placement agent has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The placement agent is not purchasing or selling any of the securities we are offering, and the placement agent is not required to arrange the purchase or sale of any specific number or dollar amount of securities. See “Plan of Distribution” on page 20 of this prospectus.
(1)
The number of shares of our common stock outstanding prior to this offering and to be outstanding after this offering is based on 4,115,695 shares of common stock outstanding as of July 14, 2025, and excludes as of such date:

•	189,970 shares of common stock issuable upon the exercise of outstanding stock options with a weighted-average exercise price of $254.38 per share;
•	2,081,088.57 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $24.24 per share;
•	749,444.44 shares of common stock issuable upon the exercise of outstanding convertible notes with a conversion price of $16.20 per share;
•	35,471 shares of common stock reserved for future issuance under our 2020 Inducement Plan (“2020 Plan”), plus any additional shares of our common stock that may become available under the 2020 Plan;
•	1,013 shares of our common stock reserved for issuance under our 2018 Employee Stock Purchase Plan (“ESPP”); and
•	13,188 shares of our common stock reserved for issuance under our 2018 Equity Incentive Plan.
Unless otherwise indicated, all information contained in this prospectus assumes (i) no exercise of the outstanding stock options, convertible notes, or common warrants summarized above, (ii) no vesting or settlement of the outstanding restricted stock units summarized above, (iii) we issue only shares of common stock and no Pre-Funded Warrants and (iv) no exercise of the Warrants offered hereby.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
RISK FACTORS
An investment in our securities involves a high degree of risk. Before purchasing any of our securities you should carefully consider the risk factors set forth below and those incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and any subsequent updates described in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the risks, uncertainties and additional information set forth in our SEC reports on Forms 10-K, 10-Q, and 8-K and in the other documents incorporated by reference in this prospectus. For a description of these reports and documents, and information about where you can find them, see “Where You Can Find More Information” and “Information Incorporated by Reference.” Additional risks not presently known or that we presently consider to be immaterial could subsequently materially and adversely affect our financial condition, results of operations, business, and prospects.
Risks Related to this Offering
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds”. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our securities to decline and delay the commercialization of our products and technologies. Pending the application of these funds, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering and may experience additional dilution in the future.
The combined public offering price per share of common stock and accompanying Warrants, and the combined public offering price of each Pre-Funded Warrant and accompanying Warrants, will be substantially higher than the as adjusted net tangible book value per share of our common stock after giving effect to this offering.
Assuming the sale of shares of our common stock and accompanying Warrants to purchase up to shares of common stock at an assumed combined public offering price of $    per share and accompanying Warrants, the closing sale price per share of our common stock on the Nasdaq Capital Market on    , 2025, assuming no sale of any Pre-Funded Warrants in this offering, no exercise of the Warrants being offered in this offering and after deducting the placement agent fees and commissions and estimated offering expenses payable by us, you will incur immediate dilution of approximately $    per share. As a result of the dilution in net tangible book value to investors purchasing securities in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of the liquidation of our company. See the section titled “Dilution” below for a more detailed discussion of the dilution you will incur if you participate in this offering. To the extent shares are issued under outstanding options and warrants at exercise prices lower than the public offering price of our common stock in this offering, including the shares underlying the Pre-Funded Warrants, holders will incur further dilution.
There is no public market for the Warrants or Pre-Funded Warrants being offered by us in this offering.
There is no established public trading market for the Warrants or the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Warrants or Pre-Funded Warrants on the Nasdaq Capital Market or any other national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Warrants and Pre-Funded Warrants will be limited.
The Warrants and Pre-Funded Warrants are speculative in nature.
The Warrants and Pre-Funded Warrants offered hereby do not confer any rights of share of common stock ownership on their holders, such as voting rights, but rather merely represent the right to acquire shares of common stock at a fixed price. Specifically, commencing on the date of issuance, holders of the Warrants may acquire the shares of common stock issuable upon exercise of such warrants at an assumed exercise price of $    per share of common stock, and holders of the Pre-Funded Warrants may acquire the shares of common stock issuable upon exercise of such warrants at an exercise price of $0.0001 per share of common stock. Moreover, following this offering, the market value of the Warrants and Pre-Funded Warrants is uncertain and there can be no assurance that the market

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
value of the Warrants or Pre-Funded Warrants will equal or exceed their respective public offering prices. There can be no assurance that the market price of the shares of common stock will ever equal or exceed the exercise price of the Warrants or Pre-Funded Warrants, and consequently, whether it will ever be profitable for holders of Warrants to exercise the Warrants or for holders of the Pre-Funded Warrants to exercise the Pre-Funded Warrants.
Holders of the Pre-Funded Warrants and the Warrants offered hereby will have no rights as common stockholders with respect to the shares our common stock underlying the warrants until such holders exercise their warrants and acquire our common stock, except as otherwise provided in the Pre-Funded Warrants and the Warrants.
Until holders of the Warrants and the Pre-Funded Warrants acquire shares of our common stock upon exercise thereof, such holders will have no rights with respect to the shares of our common stock underlying such warrants, except to the extent that holders of such Warrants and Pre-Funded Warrants will have certain rights to participate in distributions or dividends paid on our common stock as set forth in the Warrants and the Pre-Funded Warrants. Upon exercise of the Warrants and the Pre-Funded Warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.
The Warrants are not exercisable until the Warrant Stockholder Approval; provided, however, that if the Pricing Conditions are met, the Warrants will be exercisable upon issuance.
The Warrants will have an assumed exercise price of $    per share and will be exercisable beginning on the effective date of the Warrant Stockholder Approval; provided, however, that if the Pricing Conditions are met, the Warrants will be exercisable upon issuance (the “Initial Exercise Date”). The Series E Warrants will expire on the    -year anniversary of the Initial Exercise Date. The Series F Warrants will expire on the    -month anniversary of the Initial Exercise Date.
While we intend to promptly seek Warrant Stockholder Approval, there is no guarantee that the Warrant Stockholder Approval will ever be obtained. If we are unable to obtain the Warrant Stockholder Approval, the Warrants may have no value.
Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers who purchase without the benefit of a securities purchase agreement.
In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers who enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including, but not limited to: (i) timely delivery of securities; (ii) agreement to not enter into variable rate financings for a period of time after closing, subject to certain exceptions; (iii) agreement to not enter into any financings for a period of time after closing, subject to certain exceptions; and (iv) indemnification for breach of contract.
This is a best efforts offering, with no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans, including our near-term business plans.
The placement agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The placement agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth herein. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to support our continued operations, including our near-term continued operations. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us.
If we are not able to comply with the applicable continued listing requirements or standards of the Nasdaq Capital Market, Nasdaq could delist our common stock.
Our ability to publicly or privately sell equity securities and the liquidity of our common stock could be adversely affected if we are delisted from the Nasdaq Capital Market or if we are unable to transfer our listing to another stock

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
market. In order to maintain this listing, we must satisfy minimum financial and other continued listing requirements and standards, including a requirement to maintain a minimum bid price of our common stock of $1.00 per share pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).
On multiple occasions in the past, we have failed to comply with the per share minimum required for continued listing on Nasdaq. For example, on May 30, 2023. we received a letter (the “First Notice”) from Nasdaq advising us that for 30 consecutive trading days preceding the date of the First Notice, the bid price of our common stock had closed below the Minimum Bid Price Requirement.
While we implemented a reverse stock split, effective August 4, 2023, that temporarily enabled us to satisfy the Minimum Bid Price Requirement, on July 11, 2024, we received another letter (the “Second Notice”) from Nasdaq advising us that for 30 consecutive trading days preceding the date of the Second Notice, the bid price of our common stock had closed below the Minimum Bid Price Requirement. The Second Notice had no effect on the listing of our common stock, and our common stock continues to trade on Nasdaq under the symbol “BNGO.”
Even though we have implemented another reverse stock split, effective January 24, 2025, and received a letter from Nasdaq on February 10, 2025 that informed us that we had regained compliance with the Minimum Bid Price Requirement, we cannot assure you that we will be able to continue to satisfy the Minimum Bid Price Requirement or each other Nasdaq requirement for continued listing. If we fail to satisfy any Nasdaq requirement for continued listing, Nasdaq staff could provide notice that our common stock may become subject to delisting. Accordingly, there can be no guarantee that we will be able to maintain our Nasdaq listing. If our common stock is delisted by Nasdaq, it could lead to a number of negative consequences, including an adverse effect on the price of our common stock, increased volatility in our common stock, reduced liquidity in our common stock, the loss of federal preemption of state securities laws and greater difficulty in obtaining financing. In addition, delisting of our common stock could deter broker-dealers from making a market in or otherwise seeking or generating interest in our common stock, could result in a loss of current or future coverage by certain sell-side analysts and might deter certain institutions and persons from investing in our securities at all. Moreover, any such delisting could trigger a default or event of default under certain agreements that we have in place with third parties. Delisting could also cause a loss of confidence of our customers, collaborators, vendors, suppliers and employees, which could harm our business and future prospects.
We do not currently intend to pay dividends on our common stock, and any return to investors is expected to come, if at all, only from potential increases in the price of our common stock.
We have never declared or paid any cash dividends on our capital stock, and you should not rely on an investment in our common stock to provide dividend income. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
USE OF PROCEEDS
We estimate that the net proceeds from the offering will be approximately $    million, assuming a combined public offering price per share of common stock and accompanying Warrants of $   , the closing price per share of our common stock on the Nasdaq Capital Market on     , 2025, after deducting the placement agent fees and estimated offering expenses payable by us, assuming no sale of any Pre-Funded Warrants and no exercise of any of the Warrants offered hereunder. However, because this is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the placement agent fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus. As a result, we may receive significantly less in net proceeds. We estimate that our net proceeds from the sale of 75%, 50%, and 25% of the maximum number of securities offered in this offering would be approximately $   , $   , and $   , respectively, after deducting the estimated placement agent fees and estimated offering expenses payable by us, and assuming no sale of any Pre-Funded Warrants and assuming no exercise of the Warrants.
A $    increase or decrease in the assumed combined public offering price of $    per share of common stock and accompanying Warrants would increase or decrease the net proceeds from this offering by approximately $   , assuming that the number of shares of common stock and accompanying Warrants offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated placement agent fees and estimated offering expenses payable by us. An increase or decrease of      shares of common stock and accompanying Warrants offered by us would increase or decrease our proceeds by approximately $   , assuming the assumed combined public offering price of $    per share of common stock and accompanying Warrants remains the same, and after deducting placement agent fees and estimated offering expenses payable by us.
These estimates exclude the proceeds, if any, from the exercise of the Warrants issued in this offering. If all of the Warrants issued in this offering were to be exercised in cash at an assumed exercise price of $    per share of common stock, we would receive additional proceeds of approximately $    million. We cannot predict when or if these Warrants will be exercised. It is possible that these Warrants may expire and may never be exercised. Additionally, the Warrants contain a cashless exercise provision that permit exercise of Warrants on a cashless basis at any time where there is no effective registration statement under the Securities Act covering the issuance of the underlying shares.
We intend to use the net proceeds from the offering for working capital and general corporate purposes. These expected uses represent our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of these expenditures will depend on numerous factors, including the development of our current business initiatives. We have no specific acquisition contemplated at this time. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. As a result, our management will have broad discretion in the application of the net proceeds from this offering, and the investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including factors described under “Risk Factors” in this prospectus and the documents incorporated by reference herein and therein.
Pending application of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
DILUTION
If you invest in our securities in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price paid by the purchasers of the shares of common stock and accompanying Warrants sold in this offering and the as-adjusted net tangible book value per shares of common stock after this offering.
The net tangible book value of our common stock as of March 31, 2025, was approximately $39.8 million, or approximately $12.84 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the total number of our shares of common stock outstanding as of March 31, 2025.
After giving effect to the sale by us in this offering of shares of common stock and accompanying Warrants at an assumed combined public offering price of $    per share and accompanying Warrants, and assuming such Warrants are classified and accounted for as equity, our as adjusted net tangible book value as of March 31, 2025 would have been approximately $    million, or approximately $    per share of common stock. This represents an immediate increase in net tangible book value of approximately $    per share of common stock to our existing stockholders and an immediate dilution in as adjusted net tangible book value of approximately $    per share of common stock to purchasers of common stock in this offering, as illustrated by the following table:

Assumed combined public offering price per share of common stock and accompanying Warrants		$
Historical net tangible book value per share as of March 31, 2025	$12.84
Increase in net tangible book value per share attributable to new investors purchasing in this offering	$
As adjusted net tangible book value per share as of March 31, 2025, after giving effect to this offering		$
Dilution per share to new investors purchasing in this offering		$

In accordance with the rules of the SEC, in the event that the actual combined public offering per share of common stock and accompanying Warrants is more or less than the assumed combined public offering price of $    per share and accompanying Warrants (the closing price of our common stock on the Nasdaq Capital Market on    , 2025), the number of shares and/or Pre-Funded Warrants and Warrants we sell may be decreased or increased so long as the aggregate offering amount does not exceed the total amount registered on the registration statement of which this prospectus forms a part. Assuming a total offering amount of $   , for every $0.10 increase in the assumed combined public offering price per share and accompanying Warrants, we would sell     fewer shares of common stock and/or Pre-Funded Warrants and accompanying Warrants and for every $0.10 decrease in the assumed combined public offering price per share and accompanying Warrants, we would sell     additional shares of common stock and/or Pre-Funded Warrants and accompanying Warrants. Each $0.10 increase in the assumed combined public offering price per share and accompanying Warrants would increase the as adjusted net tangible book value per share by $    per share and increase the dilution per share to investors participating in this offering by $    per share after deducting estimated offering expenses payable by us. Each $0.10 decrease in the assumed combined public offering price per share and accompanying Warrants would decrease the as adjusted net tangible book value per share by $    per share and decrease the dilution per share to investors participating in this offering by $    per share, after deducting estimated offering expenses payable by us.
The table and discussion above are based on 3,101,400 shares of common stock outstanding as of March 31, 2025, and excludes as of such date:
•	168,713 shares of common stock issuable upon the exercise of outstanding stock options with a weighted-average exercise price of $290.59 per share;
•	2,081,342 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $67.12 per share;
•	842,037.03 shares of common stock issuable upon the exercise of outstanding convertible notes with a conversion price of $16.20 per share;

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
•	35,471 shares of common stock reserved for future issuance under our 2020 Plan, plus any additional shares of our common stock that may become available under the 2020 Plan;
•	1,013 shares of our common stock reserved for issuance under our ESPP; and
•	34,036 shares of our common stock reserved for issuance under our 2018 Equity Incentive Plan.
To the extent that any outstanding options or warrants are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares in the future, there will be further dilution to new investors participating in this offering.
The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares and Warrants that we offer in this offering, and other terms of this offering determined at pricing. Except as indicated otherwise, the discussion and table above each assume (i) no sale of Pre-Funded Warrants, which, if sold, would reduce the number of shares of common stock that we are offering on a one-for-one basis and (ii) no exercise of Warrants accompanying the shares of common stock sold in this offering.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any future determination to pay dividends on our capital stock would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
DESCRIPTION OF CAPITAL STOCK
The following summary describes our securities registered under Section 12 of the Exchange Act, certain provisions of our amended and restated certificate of incorporation, as amended (“Restated Certificate”), our amended and restated and bylaws, as amended (“Bylaws”), and certain provisions of the General Corporation Law of the State of Delaware (“DGCL”). Because it is only a summary, the following description of our capital stock is not complete and does not contain all of the information that may be important to you. The following summary is subject to and qualified in its entirety by reference to our Restated Certificate and Bylaws, copies of which are filed as exhibits to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 14, 2025, and the forms of securities, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, which are incorporated by reference herein.
General
The Restated Certificate authorizes us to issue 400,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors has the authority, without stockholder approval, except as required by the listing standards of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock. In addition, our board of directors has the authority, without further action by our stockholders, to designate the rights, preferences, privileges, qualifications and restrictions of our preferred stock in one or more series.
As of July 14, 2025, there were 4,115,695 shares of common stock outstanding. Our authorized but unissued shares of common stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded in the future.
Common Stock
Voting Rights
Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. The Restated Certificate establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Economic Rights
Except as otherwise expressly provided in the Restated Certificate or required by applicable law, all shares of common stock have the same rights and privileges and rank equally, share ratably, and are identical in all respects for all matters, including those described below.
Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation Rights. In the event of our liquidation, dissolution or winding-up, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
No Preemptive or Similar Rights
The holders of our shares of common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.
Preferred Stock
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock,

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.
Anti-Takeover Provisions
The provisions of the DGCL, the Restated Certificate and the Bylaws, certain provisions of which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholder, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or is an affiliate or associate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may as a result, discourage or prevent mergers or other takeover or change of control attempts of us.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Certificate of Incorporation and Bylaws
Among other things, the Restated Certificate and the Bylaws:
•	do not provide stockholders with cumulative voting rights such that stockholders holding a plurality of the voting power of our shares of common stock would be able to elect all of our directors;
•	provide for stockholder actions to be taken at a duly called meeting of stockholders and not by written consent;
•	provide that a special meeting of stockholders may only be called by a majority of our board of directors, the chair of our board of directors or our chief executive officer;
•
establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	divide our board of directors into three classes with staggered three-year terms;
•	provide that the authorized number of directors may be changed only by resolution adopted by a majority of the authorized number of directors constituting the board of directors;
•
provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding shares of common stock; and

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

The foregoing provisions make it difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
Choice of Forum
The Restated Certificate provides that the Court of Chancery of the State of Delaware is the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us or any of our directors or officers or other employees arising under the Delaware General Corporation Law, the Restated Certificate or the Bylaws; or (iv) any action asserting a claim against us or any of our directors or officers or other employees that is governed by the internal affairs doctrine. The Restated Certificate further provides that U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. These choice of forum provisions of the Restated Certificate will not apply to suits brought to enforce a duty or liability created by the Exchange Act.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.
Listing on the Nasdaq Capital Market
Our common stock is currently listed on the Nasdaq Capital Market under the symbol “BNGO.”

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
DESCRIPTION OF SECURITIES WE ARE OFFERING
We are offering up to     shares of our common stock, Series E Warrants to purchase up to     shares of common stock and Series F Warrants to purchase up to     shares of common stock. We are also offering Pre-Funded Warrants to those purchasers whose purchase of shares of common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock following the consummation of this offering in lieu of the shares of common stock that would result in such excess ownership. Each Pre-Funded Warrant will be exercisable for one share of common stock. Each Pre-Funded Warrant is being issued together with the same Warrants described above being issued with each share of common stock. For each Pre-Funded Warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis. The shares of common stock or Pre-Funded Warrants, as the case may be, and the accompanying Warrants, can only be purchased together in this offering, but the shares of common stock and Pre-Funded Warrants and accompanying Warrants are immediately separable and will be issued separately in this offering. We are also registering the shares of common stock issuable from time to time upon exercise of the Pre-Funded Warrants and Warrants offered hereby.
Common Stock
The material terms and provisions of our common stock are described under the section “Description of Capital Stock” in this prospectus.
Warrants
The following is a summary of certain terms and provisions of the Series E Warrants and Series F Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Warrants, the forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the forms of Warrant for a complete description of the terms and conditions of the Warrants. The Series E Warrants and Series F Warrants are identical except with regard to their duration.
Duration and Exercise Price
Each Warrant offered hereby will have an assumed exercise price equal to $   (representing 100% of the price at which a share of common stock and accompanying Warrants are sold to the public in this offering). The Warrants will be exercisable beginning on the effective date of Warrant Stockholder Approval; provided, however, that if the Pricing Conditions are met, the Warrants will be exercisable upon issuance (the “Initial Exercise Date”). The Series E Warrants will expire on the    -year anniversary of the Initial Exercise Date. The Series F Warrants will expire on the    -month anniversary of the Initial Exercise Date. The exercise price and number of shares of common stock issuable upon exercise of the Warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price. The Warrants will be issued separately from the common stock or Pre-Funded Warrants, respectively, and may be transferred separately immediately thereafter. The Warrants will be issued in certificated form only.
We intend to promptly, and in no event later than     days after the consummation of this offering, seek stockholder approval for the issuance of shares of common stock issuable upon exercise of the Warrants but we cannot assure you that such stockholder approval will be obtained; provided, however, that, if and only if the Pricing Conditions are satisfied, then we will not seek Warrant Stockholder Approval. We have agreed with the investors in this offering that, if we do not obtain stockholder approval for the issuance of the shares of common stock upon exercise of the Warrants at the first stockholder meeting for such purpose after this offering, we will call a stockholder meeting every     days thereafter until the earlier of the date we obtain such approval or the Warrants are no longer outstanding, provided, however, that, if and only if the Pricing Conditions are satisfied, then we will not seek Warrant Stockholder Approval.
Exercisability
The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Warrants to the extent that the holder would own more than 4.99% of the

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
outstanding common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.
Cashless Exercise
If, at the time a holder exercises its Warrants, a registration statement registering the issuance or resale of the shares of common stock underlying the Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Warrant.
Fundamental Transactions
In the event of any fundamental transaction, as described in the Warrants and generally including any merger or consolidation with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a Warrant, the holder will have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of our Company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the Warrant is exercisable immediately prior to such event. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders of the Warrants have the right to require us or a successor entity to redeem the Warrants for cash in the amount of the Black-Scholes Value (as defined in each Warrant) of the remaining unexercised portion of the Warrants on the date of the consummation of such fundamental transaction, concurrently with or within 30 days following the consummation of a fundamental transaction.
However, in the event of a fundamental transaction which is not in our control, including a fundamental transaction not approved by our board of directors, the holders of the Warrants will only be entitled to receive from us or our successor entity, as of the date of consummation of such fundamental transaction the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the Warrant that is being offered and paid to the holders of our common stock in connection with the fundamental transaction, whether that consideration is in the form of cash, stock or any combination of cash and stock, or whether the holders of our common stock are given the choice to receive alternative forms of consideration in connection with the fundamental transaction.
Transferability
Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer.
Fractional Shares
No fractional shares of common stock will be issued upon the exercise of the Warrants. Rather, the number of shares of common stock to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.
Trading Market
There is no established trading market for the Warrants, and we do not expect an active trading market to develop. We do not intend to apply to list the Warrants on the Nasdaq Capital market or any other securities exchange or other trading market. Without a trading market, the liquidity of the Warrants will be extremely limited. The shares of common stock issuable upon exercise of the Warrants are currently traded on the Nasdaq Capital Market.
Right as a Stockholder
Except as otherwise provided in the Warrants or by virtue of the holder’s ownership of shares of our common stock, such holder of Warrants does not have the rights or privileges of a holder of our common stock, including any voting rights, until such holder exercises such holder’s Warrants.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Waivers and Amendments.
No term of the Warrants may be amended or waived without the written consent of the majority of the holders of the Warrants purchased in this offering.
Pre-Funded Warrants
The following summary of certain terms and provisions of the Pre-Funded Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrant, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Pre-Funded Warrant for a complete description of the terms and conditions of the Pre-Funded Warrants.
Duration and Exercise Price
Each Pre-Funded Warrant offered hereby will have an initial exercise price per share of common stock equal to $0.0001. The Pre-Funded Warrants will be immediately exercisable and will expire when exercised in full. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our shares of common stock and the exercise price.
Exercisability
The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 4.99% of the outstanding shares of common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of beneficial ownership of outstanding shares after exercising the holder’s Pre-Funded Warrants up to 9.99% of the number of our shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. Purchasers of Pre-Funded Warrants in this offering may also elect prior to the issuance of the pre- funded warrants to have the initial exercise limitation set at 9.99% of our outstanding shares of common stock.
Cashless Exercise
In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the number of shares of common stock determined according to a formula set forth in the Pre-Funded Warrants.
Fractional Shares
No fractional shares of common stock will be issued upon the exercise of the Pre-Funded Warrants. Rather, at our election, the number of shares of common stock to be issued will be rounded up to the nearest whole number or we will pay a cash adjustment in an amount equal to such fraction multiplied by the exercise price.
Transferability
Subject to applicable laws, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrants to us together with the appropriate instruments of transfer.
Trading Market
There is no trading market available for the Pre-Funded Warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the Pre-Funded Warrants on the Nasdaq Capital Market or any other securities exchange or nationally recognized trading market. Without a trading market, the liquidity of the Pre-Funded Warrants will be extremely limited. The shares of common stock issuable upon exercise of the Pre-Funded Warrants are currently traded on the Nasdaq Capital Market.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Right as a Shareholder
Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of shares of common stock, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our shares of common stock, including any voting rights, until they exercise their Pre-Funded Warrants. The Pre-Funded Warrants will provide that holders have the right to participate in distributions or dividends paid on our shares of common stock.
Fundamental Transaction
In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding securities, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of securities, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the pre- funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction on a net exercise basis.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
PLAN OF DISTRIBUTION
Pursuant to an engagement agreement, dated    (the “Engagement Agreement”), we have engaged    (the “placement agent”) to act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus on a reasonable best efforts basis. The Engagement Agreement does not give rise to any commitment by the placement agent to purchase any of our securities, and the placement agent will have no authority to bind us by virtue of the Engagement Agreement. The placement agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered.
The terms of this offering are subject to market conditions and negotiations between us, the placement agent and prospective investors. The placement agent will have no authority to bind us by virtue of the engagement letter. This is a best efforts offering and there is no minimum amount of proceeds that is a condition to closing of this offering. Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The placement agent may engage one or more sub-agents or selected dealers in connection with the offering. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement: (i) a covenant to not enter into variable rate financings for a period of     following the closing of the offering, subject to certain exceptions; and (ii) a covenant to not enter into any equity financings for     days from closing of the offering, subject to certain exceptions.
The nature of the representations, warranties and covenants in the securities purchase agreements will include:
•
standard and customary issuer representations and warranties on matters such as due organization, qualification, authorization, no conflict, no governmental filings required, currentness and accuracy of SEC filings, absence of litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

•
covenants regarding matters such as registration of the offering of the warrant shares, the filing of a Current Report on Form 8-K to disclose entering into these securities purchase agreements, the providing of material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of common stock, and prohibitions on subsequent equity sales for     days.

Delivery of the securities offered hereby is expected to occur on or about    , 2025, subject to satisfaction of certain customary closing conditions.
Fees and Expenses
The following table shows the per share and accompanying Warrants, and per Pre-Funded Warrant and accompanying Warrants, and total placement agent fees we will pay in connection with the sale of the securities in this offering.

	Per Share and Accompanying Warrants	Per Pre- Funded Warrant and Accompanying Warrants	Total
Combined public offering price	$	$	$
Placement agent fees	$	$	$
Proceeds to us, before expenses	$	$	$

We have agreed to pay the placement agent a total cash fee equal to    % of the aggregate gross proceeds raised in the offering and a management fee equal to    % of the gross proceeds raised in this offering. We will reimburse the placement agent a nonaccountable expense allowance of $    , its legal fees and expenses and other out-of-pocket expenses in an amount up to $    and its clearing expense in an amount up to $    in connection with this offering. We estimate the total offering expenses of this offering that will be payable by us, excluding the placement agent fees and expenses, will be approximately $    million. After deducting the placement agent fees and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $    million.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Right of First Refusal
Subject to consummation of the offering, we have granted a right of first refusal to the placement agent pursuant to which it has the right to act as the exclusive book-running manager, underwriter or placement agent, as applicable, if we decide to raise capital through a public offering (including an at-the-market facility) or private placement or any other capital-raising financing of equity, equity-linked or debt securities (other than a traditional debt facility or venture debt facility or an equity line of credit) at any time prior to the     months following the consummation of this offering.
Tail
In the event that any investors that were contacted by the placement agent or were introduced to us by the placement agent during the term of our engagement agreement with the placement agent provide any capital to us in a public or private offering or other financing or capital-raising transaction of any kind (each, a “Tail Financing”) within     months following the termination or expiration of our engagement agreement with the placement agent, we shall pay the placement agent the cash and warrant compensation provided above on the gross proceeds raised in such Tail Financing from such investors.
Determination of Offering Price
The combined public offering price per share and accompanying Warrants and the combined public offering price per Pre-Funded Warrant and accompanying Warrants we are offering and the exercise prices and other terms of the Pre-Funded Warrants and Warrants were negotiated between us and the investors, in consultation with the placement agent based on the trading of our common stock prior to this offering, among other things. Other factors considered in determining the public offering prices of the securities we are offering and the exercise prices and other terms of the Pre-Funded Warrants and Warrants include the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.
Lock-up Agreements
We and each of our officers and directors have agreed with the placement agent to be subject to a lock-up period of     days following the date of this prospectus. This means that, during the applicable lock-up period, we may not offer for sale, contract to sell, or sell any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock subject to certain customary exception such as issuing stock options to directors, officers, employees and consultants under our existing plans. The placement agent may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements. In addition, we have agreed to not issue any shares of common stock or securities exercisable or convertible into shares of common stock for a period of     days following the closing date of this offering, subject to certain exceptions, and to not issue any securities that are subject to a price reset based on trading prices of our common stock or upon a specified or contingent event in the future, or enter into an agreement to issue securities at a future determined price, until the date that is     months following the closing date of the offering.
Transfer Agent and Registrar
The transfer agent for our common stock is Equiniti Trust Company, LLC.
Listing on the Nasdaq Capital Market
Our common stock is currently listed on the Nasdaq Capital Market under the symbol “BNGO.” On    , 2025, the closing price per share of our common stock was $    .
Indemnification
We have agreed to indemnify the placement agent against certain liabilities, including certain liabilities arising under the Securities Act and liabilities arising from breaches of representations and warranties contained in our engagement letter with the placement agent. We have also agreed to contribute to payments that the placement agent may be required to make for these liabilities.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
In addition, we will indemnify the purchasers of securities in this offering who enter into a securities purchase agreement with us against liabilities arising out of or relating to (i) any breach of any of the representations, warranties, covenants or agreements made by us in the securities purchase agreement or related documents or (ii) any action instituted against a purchaser by a third party (other than a third party who is affiliated with such purchaser) with respect to the securities purchase agreement or related documents and the transactions contemplated thereby, subject to certain exceptions.
Regulation M
The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.
Other Relationships
The placement agent and its affiliates may in the future engage in investment banking transactions and other commercial dealings in the ordinary course of business with us or our affiliates. The placement agent may in the future receive customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the placement agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The placement agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Except as disclosed in this prospectus, we have no present arrangements with the placement agent for any further services.
Electronic Distribution
A prospectus in electronic format may be made available on a website maintained by the placement agent and the placement agent may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent and should not be relied upon by investors.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
INFORMATION INCORPORATED BY REFERENCE
The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus.
This prospectus incorporates by reference the documents and reports listed below:
•	our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 31, 2025;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 14, 2025;
•
our Current Reports on Form 8-K (other than information furnished rather than filed) filed with the SEC on January 3, 2025 (with respect to Items 1.01, 3.02 and 9.01 only), January 6, 2025 (with respect to Items 1.01, 8.01 and 9.01 only), January 13, 2025, January 16, 2025, January 27, 2025 (with respect to Items 3.03, 5.03 and 9.01 only), February 10, 2025, February 21, 2025 and June 13, 2025, and on Form 8-K/A, filed with the SEC on June 18, 2025;

•
our Definitive Proxy Statement on Schedule 14A, filed on April 28, 2025 (solely those portions that were incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024); and

•
the description of the Company’s Common Stock contained in the Company’s Registration Statement on Form 8-A/A, filed with the SEC on August 17, 2018, as updated by the description of capital stock contained in Exhibit 4.5 to the Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 5, 2024, and including any amendments or reports filed for the purposes of updating this description.

All other reports and documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date that this registration statement becomes effective and after the date of this prospectus but before the termination of the offering of the securities described in this prospectus (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) shall be deemed to be incorporated by reference into this prospectus.
Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.
Any statement contained in this prospectus or contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or any subsequently filed supplement to this prospectus, or document deemed to be incorporated by reference into this prospectus, modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at www.sec.gov. We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents by writing or telephoning us at the following address:
Bionano Genomics, Inc.
9540 Towne Centre Drive, Suite 100
San Diego, California 92121
Telephone: (858) 888-7600
You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide different or additional information on our behalf. An offer of these securities is not being made in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of those respective documents.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement.
For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus, or any document incorporated by reference in this prospectus, is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any sale of our securities.
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from commercial document retrieval services and over the Internet at the SEC’s website at http://www.sec.gov.
We maintain a website at www.bionanogenomics.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not part of, this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
LEGAL MATTERS
The validity of the securities being offered hereby and certain other legal matters will be passed upon for us by Troutman Pepper Locke LLP, Charlotte, North Carolina. Certain legal matters will be passed upon for the placement agent by  .
EXPERTS
The consolidated financial statements of Bionano Genomics, Inc. (the Company) as of December 31, 2024 and 2023 and for each of the years then ended incorporated by reference in this prospectus and in the registration statement have been so incorporated in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Up to     Shares of Common Stock

Up to     Pre-Funded Warrants to Purchase up to     Shares of Common Stock

Up to     Series E Warrants to Purchase up to     Shares of Common Stock

Up to     Series F Warrants to Purchase up to     Shares of Common Stock

Up to     Shares of Common Stock Issuable Upon Exercise of the
Pre-Funded Warrants, Series E Warrants and Series F Warrants
PRELIMINARY PROSPECTUS
The date of this prospectus is    , 2025.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than placement agent fees and commissions, payable by us in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates, except for the SEC registration fee and the FINRA filing fee:

Amount to be paid
SEC registration fee	$ *
FINRA filing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*
Total expenses	$*

*	To be filed by amendment.
Item 14.	Indemnification of Directors and Officers.
We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.
Our amended and restated certificate of incorporation, as amended, and our amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the General Corporation Law of the State of Delaware. Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director or officer, except for liability for any:
•	transaction from which the director or officer derives an improper personal benefit;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	in the case of a director, unlawful payment of dividends or redemption of shares;
•	breach of a director’s duty of loyalty to the corporation or its stockholders; or
•	in the case of an officer, action by or in the right of the corporation.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Our amended and restated certificate of incorporation, as amended, includes such a provision with respect to our directors. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition will be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.
Section 174 of the General Corporation Law of the State of Delaware provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
As permitted by the General Corporation Law of the State of Delaware, we have entered, and continue to enter, into separate indemnity agreements with each of our directors and executive officers that require us to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of ours or any of our affiliated enterprises. Under these agreements, we are not required to provide indemnification for certain matters, including:
•	indemnification beyond that permitted by the General Corporation Law of the State of Delaware;
•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;
•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of our stock;
•
indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•
indemnification for proceedings or claims brought by an officer or director against us or any of our directors, officers, employees or agents, except for (1) claims to establish a right of indemnification or proceedings, (2) claims approved by our board of directors, (3) claims required by law, (4) when there has been a change of control as defined in the indemnification agreement with each director or officer, or (5) by us in our sole discretion pursuant to the powers vested to us under the General Corporation Law of the State of Delaware;

•	indemnification for settlements the director or officer enters into without our consent; or
•	indemnification in violation of any undertaking required by the Securities Act or in any registration statement we file.
The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
We have an insurance policy in place that covers our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.
Pursuant to certain underwriting agreements we may enter, the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Item 15.	Recent Sales of Unregistered Securities.
The following list sets forth information as to all unregistered securities we have sold since January 1, 2022 through the date of the prospectus that is a part of this registration statement:
April 2023 Private Placement
On April 13, 2023, we entered into a Purchase Agreement (the “April 2023 Purchase Agreement”) with David Barker (“April 2023 Purchaser”), the Chair of the Company’s board of directors, pursuant to which we agreed to issue and sell one share of the Company’s Series A Preferred Stock, par value $0.0001 per share, to the April 2023 Purchaser for a purchase price of $100.00. The closing of the sale and purchase of the share of Series A Preferred was completed on April 13, 2023. The April 2023 Purchaser is an “accredited investor” and the offer and sale of the share of Series A Preferred was exempt from registration under Section 4(a)(2) of the Securities Act.
October 2023 Private Placement
On October 11, 2023, we entered into a securities purchase agreement (the “October 2023 Purchase Agreement”) with High Trail Special Situations LLC (the “October 2023 Purchaser”) pursuant to which we issued to the October 2023 Purchaser: (i) in a registered offering (the “October 2023 Registered Offering”) (a) $45.0 million aggregate principal amount of senior secured convertible notes due 2025 (the “Registered Notes”) initially convertible into 261,894 shares of our common stock (as adjusted for the reverse stock split) and (b) warrants to purchase up to 361,011 shares of our common stock (as adjusted for the reverse stock split) (the “Registered Warrants”); and (ii) in a concurrent private placement (the “October 2023 Private Placement”), $35.0 million aggregate principal amount of senior secured convertible notes due 2025 initially convertible at a price of $171.60 (as adjusted for the reverse stock split) into 203,696 shares of our common stock (as adjusted for the reverse stock split) (the “Private Placement Notes” and together with the Registered Notes, the “Notes”). The October 2023 Registered Offering and the October 2023 Private Placement closed on October 13, 2023.
Pursuant to the October 2023 Purchase Agreement, we also granted the October 2023 Purchaser an option to purchase up to an additional $25.0 million aggregate principal amount of Private Placement Notes initially convertible into 145,497 shares of our common stock (as adjusted for the reverse stock split) (the “Subsequently Purchased Notes”) and warrants (the “Private Placement Warrants” and together with the Registered Warrants, the “October 2023 Warrants”) to purchase up to 112,816 shares of our common stock (as adjusted for the reverse stock split) in a subsequent private placement on the same terms as the October 2023 Notes and the Registered Warrants (any such subsequent private placement, a “Subsequent Private Placement”).
Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated acted as co-lead placement agents and BTIG, LLC as placement agent (together, the “Placement Agents”) for the sale of the October 2023 Notes and the October 2023 Warrants, pursuant to a placement agent agreement, by and between us and the Placement Agents dated October 11, 2023. We paid the Placement Agents a cash fee equal to $2.7 million and agreed to pay a cash fee equal to 6.0% of the gross proceeds from the sale of any Subsequent Private Placement.
The Private Placement Notes and the shares of common stock underlying the Private Placement Notes were issued in reliance upon Rule 506 of Regulation D promulgated under the Securities Act, as a transaction not requiring registration under the Securities Act and was made without general solicitation or advertising. Pursuant to the October 2023 Purchase Agreement, the October 2023 Purchaser represented that it is an accredited investor and that it is acquiring the securities for investment purposes only and not with a view to any resale, distribution or other disposition of such securities in violation of the Securities Act.
May 2024 Private Placement
On May 24, 2024, we entered into a securities purchase agreement (the “May 2024 Purchase Agreement”) with certain accredited investors (the “May 2024 Investors”) and JGB Collateral LLC, as collateral agent, pursuant to which we issued to the May 2024 Investors in a private placement (the “May 2024 Private Placement”): (i) 37,500 shares of our common stock (as adjusted for the reverse stock split) (the “May 2024 Shares”), and (ii) Senior Secured Convertible Debentures in the aggregate principal amount of $20,000,000 (the “May 2024 Debentures”), for an aggregate purchase price of $18,000,000.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Canaccord Genuity LLC (“Canaccord”) acted as the exclusive placement agent for the May 2024 Private Placement, which was conducted on a “reasonable best efforts” basis, pursuant to a placement agent agreement (the “Placement Agent Agreement”), dated May 24, 2024, by and between us and Canaccord. Pursuant to the Placement Agent Agreement, we paid Canaccord a cash fee equal to 6.0% of the of the aggregate face value of the May 2024 Debentures issued in the May 2024 Private Placement. In addition, we agreed to reimburse Canaccord for any out-of-pocket expenses incurred by Canaccord in connection with the May 2024 Private Placement not to exceed $75,000. The May 2024 Private Placement closed on May 24, 2024, and the Company received net proceeds of approximately $16.6 million after payment of placement agent fees, and other offering expenses.
The May 2024 Shares and the May 2024 Debentures were issued in reliance upon Rule 506 of Regulation D promulgated under the Securities Act, as a transaction not requiring registration under the Securities Act and was made without general solicitation or advertising. Pursuant to the May 2024 Purchase Agreement, the May 2024 Investors each represented that it is an accredited investor and that it is acquiring the securities for investment purposes only and not with a view to any resale, distribution or other disposition of such securities in violation of the Securities Act.
December 2024 Settlement Agreement and Amendment to Securities Purchase Agreement
On December 31, 2024, we entered into a settlement agreement and amendment (the “Amendment”) relating to our outstanding May 2024 Debentures. Pursuant to the Amendment, the conversion price to convert outstanding principal amounts of the May 2024 Debentures to shares of our common stock was adjusted. As a result of this conversion price adjustment, the $15,000,000 outstanding aggregate principal amount of the May 2024 Debentures would be convertible into 925,925 shares of common stock (as adjusted for the reverse stock split), of which 759,259 shares (as adjusted for the reverse stock split) were not previously registered under the Securities Act (the “Unregistered Conversion Shares”). As consideration for the Amendment, we issued the May 2024 Investors 83,333 shares of our common stock (as adjusted for the reverse stock split) (the “New Shares” and, together with the Unregistered Conversion Shares, the “Shares”) and to forbear from issuing a redemption notice under the May 2024 Debentures to the May 2024 Investors prior to July 31, 2025.
The Shares were issued in a transaction not involving public offering under Section 4(a)(2) of the Securities Act as a transaction not requiring registration under the Securities Act and was made without general solicitation or advertising. Pursuant to the Amendment, the May 2024 Investors each represented that it is an accredited investor and that it is acquiring the Shares for investment purposes only and not with a view to any resale, distribution or other disposition of such Shares in violation of the Securities Act.
July 2024 Private Placement
On July 4, 2024, we entered into a securities purchase agreement (the “July 2024 Purchase Agreement”) with certain institutional investors (the “Purchasers”), pursuant to which we issued to the Purchasers: (i) in a registered direct offering priced at-the-market consistent with the rules of the Nasdaq Stock Market, (a) an aggregate of 195,000 shares of our common stock (as adjusted for the reverse stock split) and (b) pre-funded warrants to purchase up to an aggregate of 96,885 shares of our common stock (as adjusted for the reverse stock split); and (ii) in a concurrent private placement, Series A warrants to purchase up to an aggregate of 291,885 shares of our common stock (as adjusted for the reverse stock split) (the “Series A Warrants”) and Series B warrants to purchase up to an aggregate of 291,885 shares of our common stock (as adjusted for the reverse stock split) (the “Series B Warrants”, and together with the Series A Warrants, the “July 2024 Purchase Warrants”). Each share of common stock and each pre-funded warrant sold pursuant to the July 2024 Purchase Agreement was accompanied by one Series A Warrant and one Series B Warrant. The combined purchase price of each share of common stock and accompanying July 2024 Purchase Warrants was $34.260 per share (as adjusted for the reverse stock split). The combined purchase price of each pre-funded warrant and accompanying July 2024 Purchase Warrants was $34.259 (as adjusted for the reverse stock split).
H.C. Wainwright & Co., LLC (“Wainwright”) acted as the exclusive placement agent for the Company on a “reasonable best efforts” basis in connection with the transactions pursuant to an engagement letter (the “Engagement Letter”), by and between us and Wainwright. Pursuant to the Engagement Letter, the Company paid Wainwright an aggregate cash fee equal to 6.0% of the gross proceeds received in the Offering and for certain expenses incurred by Wainwright in connection with the offering.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
We received gross proceeds of approximately $10.0 million (excluding up to $20.0 million of aggregate gross proceeds that may be received in the future upon the cash exercise of the July 2024 Purchase Warrants), before deducting placement agent fees and other offering expenses payable by the Company. We received net proceeds of $9.3 million after deducting placement agent fees and other offering expenses of $0.7 million payable by us.
The July 2024 Purchase Warrants were issued in reliance upon an exemption from the registration requirements under the Securities Act afforded by Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Item 16.	Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q, filed with the SEC on November 8, 2023).
3.2
Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K, filed with the SEC on January 27, 2025).

3.3	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on August 24, 2018).
3.4	Amendment to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 14, 2023).
4.1
Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-225970), as amended, originally filed with the SEC on June 28, 2018).

4.2
Form of Warrant to Purchase Series D-1 Preferred Stock issued to Midcap Financial Trust (incorporated by reference to Exhibit 4.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-225970), as amended, originally filed with the SEC on June 28, 2018).

4.3	Form of Warrant to Purchase Common Stock for Service Providers (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 21, 2018).
4.4
Form of Warrant to Purchase Common Stock issued to Investors in October 2019 Public Offering (incorporated by reference to Exhibit 4.13 to the Registrant’s Registration Statement on Form S-1 (File No. 333-233828), as amended, originally filed with the SEC on September 18, 2019).

4.5
Form of Warrant to Purchase Common Stock issued to Investors in April 2020 Public Offering) (incorporated by reference to Exhibit 4.16 to the Registrant’s Registration Statement on Form S-1 (File No. 333-237074), as amended, originally filed with the SEC on March 11, 2020).

4.6
Form of Warrant to Purchase Common Stock issued to Purchaser in October 2023 Offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on October 11, 2023).

4.7
Form of Warrant to Purchase Common Stock issued to Investors in April 2024 Registered Direct Offering) (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 5, 2024).

4.8
Form of Warrant to Purchase Common Stock issued to Investors in April 2024 Registered Direct Offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 5, 2024).

4.9^€	Form of Senior Secured Convertible Debenture Due May 24, 2026 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 28, 2024).
4.10
Form of Pre-Funded Warrant to Purchase Common Stock issued to Investors in July 2024 Registered Direct Offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on July 8, 2024).

4.11
Form of Warrant to Purchase Series A Common Stock issued to Investors in July 2024 Registered Direct Offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on July 8, 2024).

4.12
Form of Warrant to Purchase Series B Common Stock issued to Investors in July 2024 Registered Direct Offering (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K, filed with the SEC on July 8, 2024).

4.13
Form of Warrant to Purchase Series C Common Stock issued to Investors in October 2024 Registered Direct Offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on October 31, 2024).

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit No.	Description
4.14
Form of Warrant to Purchase Series D Common Stock issued to Investors in October 2024 Registered Direct Offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on October 31, 2024).

4.15
Settlement Agreement and First Amendment to Debentures dated December 31, 2024 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on January 3, 2025).

4.16
Form of Warrant to Purchase Common Stock issued to Investors in January 2025 Registered Direct Offering) (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on January 6, 2025).

4.17
Form of Pre-Funded Warrant to Purchase Common Stock issued to Investors in January 2025 Registered Direct Offering) (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on January 6, 2025).

4.18	Description of the Company’s Securities (incorporated by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 10-K, filed with the SEC on March 5, 2024).
4.19**	Form of Pre-Funded Warrant issued in this Offering.
4.20**	Form of Series E Warrant issued in this Offering.
4.21**	Form of Series F Warrant issued in this Offering.
5.1**	Opinion of Troutman Pepper Locke LLP.
10.1^€
Form of Securities Purchase Agreement, dated April 4, 2024, by and among the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 5, 2024).

10.2^€
Form of Securities Purchase Agreement, dated July 4, 2024, by and among the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on July 8, 2024).

10.3^€
Form of Securities Purchase Agreement, dated October 30, 2024, by and among the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on October 31, 2024).

10.4^€
Form of Securities Purchase Agreement, dated January 3, 2025, by and among the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on January 6, 2025).

10.5+
Bionano Genomics, Inc. 2018 Equity Incentive Plan, as amended (the “2018 Plan”) (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form S-8 (File No. 333-245764), filed with the SEC on August 13, 2020).

10.5A+
Forms of grant notice, stock option agreement and notice of exercise under the 2018 Plan (incorporated by reference to Exhibit 10.2A of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2023).

10.5B+
Forms of director grant notice, stock option agreement and notice of exercise under the 2018 Plan (incorporated by reference to Exhibit 10.2B of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2023).

10.5C+
Forms of double-trigger grant notice, stock option agreement and notice of exercise under the 2018 Plan (incorporated by reference to Exhibit 10.2C of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2023).

10.5D+
Forms of international grant notice, stock option agreement and notice of exercise under the 2018 Plan (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-1 (File No. 333-225970), as amended, filed with the SEC on August 17, 2018).

10.5E+
Forms of restricted stock unit grant notice and restricted stock unit award agreement under the Bionano Genomics, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 4, 2021).

10.5F+
Bionano Genomics, Inc. 2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.5 of the Registrant’s Registration Statement on Form S-8 (File No. 333-227073), filed with the SEC on August 28, 2018).

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit No.	Description
10.5G+
Bionano Genomics, Inc. 2020 Inducement Plan, as amended (incorporated by reference to Exhibit 99.3 of the Registrant’s Registration Statement on Form S-8 (File No. 333-286325), filed with the SEC on March 31, 2025).

10.5H+
Form of Stock Option Grant Notice and Stock Option Agreement under the Bionano Genomics, Inc. 2020 Inducement Plan (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed with the SEC on August 24, 2020).

10.5I+
Bionano Genomics, Inc. Non-Employee Director Compensation Policy, as amended (incorporated by reference to Exhibit 10.7 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 1, 2022).

10.6+
Form of Indemnification Agreement by and between the Registrant and each director and executive officer (incorporated by reference to Exhibit 10.7 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 10, 2020).

10.7+
Employment Agreement by and between the Registrant and R. Erik Holmlin, Ph.D., dated November 7, 2017, as amended (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-225970), as amended).

10.8+
Employment Agreement, effective as of August 31, 2020, by and between Alka Chaubey and the Company (incorporated by reference to Exhibit 10.7 of the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2020).

10.9+
Employment Agreement by and between the Registrant and Mark Oldakowski, dated November 7, 2017 (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-225970), as amended).

10.10
Lease by and between the Registrant and The Irvine Company LLC, dated January 16, 2012 (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-225970), as amended).

10.10A
First Amendment to the Lease by and between the Registrant and The Irvine Company LLC, dated September 10, 2013 (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-225970), as amended).

10.10B
Second Amendment to the Lease by and between the Registrant and The Irvine Company LLC, dated July 1, 2015 (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-225970), as amended).

10.10C
Third Amendment to the Lease by and between the Registrant and The Irvine Company LLC, dated December 19, 2019 (incorporated by reference to Exhibit 10.22 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 23, 2021).

10.10D
Fourth Amendment to the Lease by and between the Registrant and The Irvine Company LLC, dated February 15, 2021 (incorporated by reference to Exhibit 10.23 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 23, 2021).

10.10E
Fifth Amendment to the Lease by and between the Registrant and The Irvine Company, LLC, dated January 12, 2022. (incorporated by reference to Exhibit 10.39 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 1, 2022).

10.10F**	Sixth Amendment to the Lease by and between the Registrant and Irvine Eastgate Office I LLC, dated June 27, 2025.
10.11
Standard Industrial/Commercial Single-Tenant Lease, made effective as of November 23, 2021, by and between the Company and 6777 Nancy Ridge LLC (incorporated by reference to Exhibit 10.33 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 1, 2022).

10.12
Commercial Single-Tenant Lease - Net, dated February 28, 2016, by and between Tesa Beach LLC and BioDiscovery, Inc. (incorporated by reference to Exhibit 10.38 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 1, 2022).

10.13
Lease, dated August 22, 2016, by and between SFF BBC, LLC and Purigen Biosystems, Inc. (incorporated by reference to Exhibit 10.14 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2023).

10.13A
First Amendment to the Lease by and between Purigen Biosystems Inc, and SFF BBC, LLC, dated August 22, 2016 (incorporated by reference to Exhibit 10.14A of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2023).

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit No.	Description
10.14
At the Market Offering Agreement, dated February 21, 2025, by and between the Company and H.C. Wainwright, LLC (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on February 21, 2025).

10.15#
Master Services Agreement by and between the Registrant and Skorpios Technologies, Inc. (f/k/a Novati Technologies, Inc. and f/k/a SVTC Technologies, LLC), dated March 2, 2009, as amended (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-225970), as amended).

10.16#
Manufacturing Services Agreement by and between the Registrant and Paramit Corporation, dated February 18, 2015 (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form S-1 (File No. 333-225970), as amended).

10.17^
Securities Purchase Agreement, dated October 11, 2023, by and among the Company and the Purchaser named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on October 11, 2023).

10.18^
Letter Agreement between the Company and the Purchaser named therein, dated February 27, 2024 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on February 28, 2024).

10.19
Separation Agreement, effective as of February 20, 2025, by and between Gülsen Kama and the Company (incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 31, 2025).

10.20^#
Securities Purchase Agreement, dated May 24, 2024, by and among the Company and the Buyers named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 28, 2024).

10.21^#
Security Agreement, dated as of May 24, 2024, by and among the Company, BioDiscovery, LLC, Lineagen, Inc., Purigen Biosystems, Inc., and JGB Collateral LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 28, 2024).

10.22
Placement Agency Agreement, dated May 24, 2024, by and between the Company and Canaccord Genuity LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 28, 2024).

10.23
Registration Rights Agreement, dated May 24, 2024, by and between the Company and the Investors (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 28, 2024).

10.24**	Form of Securities Purchase Agreement to be entered into in this Offering.
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Company’s Annual Report on Form 10-K filed with the Commission on March 31, 2025).
23.1**	Consent of BDO USA, P.C., independent registered public accounting firm.
23.2**	Consent of Troutman Pepper Locke LLP (included as part of Exhibit 5.1).
24.1**	Power of Attorney (included in the signature page to this registration statement).
107**	Filing Fee Table.

**	To be filed by amendment.
^
Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the SEC.

+	Indicates a management contract or compensatory plan, contract or arrangement.
#
Portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the Exhibits to the SEC upon its request.

€
Pursuant to Item 601(b)(10) of Regulation S-K, certain portions of this exhibit have been omitted (indicated by “[***]”) because the Company has determined that the information is not material and is the type that the Company treats as private or confidential. The Registrant hereby agrees to furnish supplementally to the SEC, upon its request, an unredacted copy of this exhibit.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Item 17.	Undertakings.
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement or are contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes hat:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY BIONANO GENOMICS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on    , 2025.

BIONANO GENOMICS, INC.

By:
R. Erik Holmlin, Ph.D. President and Chief Executive Officer (Principal Executive Officer and Principal Financial Officer)

POWER OF ATTORNEY
We, the undersigned officers and directors of Bionano Genomics Inc., hereby severally constitute and appoint R. Erik Holmlin, Ph.D. and Mark Adamchak, and each of them singly (with full power to each of them to act alone), to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on    , 2025 in the capacities indicated.

Signature	Title	Date

	President, Chief Executive Officer and Director (Principal Executive Officer and Principal Financial Officer)	, 2025
R. Erik Holmlin, Ph.D.

	VP, Accounting (Principal Accounting Officer)	, 2025
Mark Adamchak

	Director	, 2025
David L. Barker, Ph.D.

	Director	, 2025
Yvonne Linney, Ph.D.

	Director	, 2025
Albert A. Luderer, Ph.D.

	Director	, 2025
Hannah Mamuszka

	Director	, 2025
Aleksandar Rajkovic, M.D., Ph.D.

	Director	, 2025
Christopher Twomey

	Director	, 2025
Kristiina Vuori, M.D., Ph.D.